Exhibit 99.1

B.C. Court Declines to Continue Order Granted to Hollinger against David Radler and F.D. Radler Ltd.

Subject to Two Week Limited Order to Consider Appeal

TORONTO, Ontario, November 14, 2006 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that the British Columbia Supreme Court has declined to continue a temporary Mareva Injunction Order against David Radler and F.D. Radler Ltd. pursuant to a motion brought, without notice, by Hollinger. The Order was made on October 25, 2006 and was subject to hearings last week before that Court in which Hollinger sought extension of the Order, while Mr. Radler and F.D. Radler Ltd. sought that the Order be set aside.

In its decision today, the Court declined to continue the Order until the conclusion of the proceedings previously brought by Hollinger against Mr. Radler and F.D. Radler Ltd. in Ontario, but did issue a two-week limited injunction, at Hollinger's request, to allow Hollinger to consider appealing the decision to the British Columbia Court of Appeal.

Hollinger previously announced that Mr. Radler and F.D. Radler Ltd. were named in an action filed in Ontario by Hollinger against a number of parties alleging, among other things, breach of fiduciary duty, oppressive conduct and a variety of causes of action.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com

CONTACT INFORMATION

Media contact:

John Lute

Lute & Company
(416) 929-5883
jlute@luteco.com